SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

IRSA Propiedades Comerciales S.A.

(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

IRSA Propiedades Comerciales S.A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the notice dated July 20, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Propiedades Comerciales S.A. (“IRSA CP”)  announced today that it has decided not to proceed with the previously announced proposed global public offering of newly-issued common shares, represented by ADSs in the United States and elsewhere outside Argentina, by IRSA CP and common shares, represented by ADSs in the United States and elsewhere outside Argentina, offered by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) as selling shareholder on account of the current unfavorable market conditions. The offering described in the preliminary prospectus dated July 7, 2017, has accordingly been discontinued.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
July 21, 2017
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets